Exhibit 4.1

PROMISSORY NOTE

$79,539,998.81	New York, New York
November 24, 2004

          FOR VALUE RECEIVED, the undersigned, COINMACH CORPORATION (the “Maker”), a Delaware corporation, promises to pay to COINMACH SERVICE CORP., a Delaware corporation (“Holdco”), on December 1, 2024 (the “Maturity Date”) the aggregate unpaid principal amount of all Intercompany Advances (as defined below) (whether or not shown on Schedule A attached hereto (and any continuation thereof)) made by Holdco to the Maker under this promissory note (this “Incompany Note”) (including, without limitation, the initial Intercompany Advance made hereunder in the principal amount of $79,539,998.81).

     1. Principal Payment Date. Any unpaid principal of this Intercompany Note shall be paid on the Maturity Date.

     2. Interest Payment Dates. The unpaid principal amount of this Intercompany Note from time to time outstanding shall bear interest at a rate of interest equal to 10.95% per annum, which interest shall be paid quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on March 1, 2005 as well as on any date that any principal of this Intercompany Note is due hereunder. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

     3. Prepayments.

     (a) Optional Prepayments. No optional prepayments of all or a part of the principal amount of this Intercompany Note may be made by the Maker except in accordance with the terms of this clause (a):

     (i) Make-Whole Prepayments. At any time prior to December 1, 2009, the Maker may, at its option, prepay all or part of the principal amount of this Intercompany Note upon not less than 30 nor more than 60 days’ notice to the holder of this Intercompany Note (the “Holder”), at a prepayment price equal to the sum of the present value of the prepayment price of such principal amount to be prepaid at the first optional prepayment date described in Section 3(b) below and all required interest payments, excluding accrued but unpaid interest, due on such principal amount through such first optional prepayment date, discounted to the date of such prepayment on a quarterly basis, assuming 360-day years consisting of twelve 30-day months, at the Treasury Rate plus 50 basis points, plus accrued and unpaid interest to the prepayment date, subject to the right of the Holder to receive interest due on the relevant interest payment date.

     (ii) Prepayment at Scheduled Prices. On or after December 1, 2009, the Maker may, at its option, prepay all or a part of the principal amount of this Intercompany Note upon not less than 30 nor more than 60 days’ notice to the Holder, at the prepayment prices, expressed as percentages of such principal amount to be prepaid set forth below, plus accrued and unpaid interest on such principal amount to be prepaid, to the applicable prepayment date, if prepaid during the twelve-month period beginning on December 1 of the years indicated below:

Prepayment
Year	Price
2009	105.475%
2010	103.650%
2011	101.825%
2012 and thereafter	100.000%

     (b) Change of Control Prepayment. Within 30 days following the date upon which a Change of Control (as defined in the Indenture (as defined below)) shall have occurred, the Maker shall notify the Holder of such Change of Control, and at the request of the Holder, the Maker shall prepay all or such part of the principal amount of this Intercompany Note as demanded by the Holder no earlier than 30 nor later than 60 days’ following the giving of such notice, at a prepayment price of 101% of such principal amount to be prepaid plus accrued and unpaid interest on such principal amount to be prepaid.

     (c) Tax Prepayment. Upon demand by the Holder, the Maker shall prepay all outstanding Intercompany Advances on the date specified in such demand at a prepayment price equal to 100% of the aggregate outstanding principal amount of the Intercompany Advances plus accrued and unpaid interest to the prepayment date; provided, however, that Holder may only make such demand if, for U.S. federal income tax purposes, Holdco is not, or would not be, permitted to deduct the interest payable on the Notes (as defined in the Indenture) from its income.

     4. Payments Generally. All payments of principal of, and interest and premium, if any, on, this Intercompany Note shall be payable in lawful currency of the United States of America no later than 11:00 a.m. on the dates specified herein to the account designated by the Holder; provided that if any such payment is due on a Saturday, a Sunday or a day on which banking institutions in New York, New York are not required to be open (each, a “Legal Holiday”), then such payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue thereon for the intervening period.

     5. Intercompany Advances. From time to time, the Maker may request from Holdco, and Holdco in its sole discretion may (but shall not be obligated to) make to the Maker, advances (“Intercompany Advances”); provided that no Intercompany Advance may be made hereunder unless each Subsidiary of the Maker that is a party to the Incorporated Agreement as a guarantor shall have duly authorized, executed and delivered the Guaranty to the Maker. Such Intercompany Advances, if made, shall constitute principal evidenced by this Intercompany Note and shall be subject to the terms hereof. The date and amount of each Intercompany Advance made by Holdco to the Maker shall be recorded by Holdco (or the Pledgee (as defined below)) on Schedule A attached hereto or any continuation thereof; provided that the failure of Holdco (or the Pledgee) to make any such recordation or endorsement shall not affect the obligations of the Maker to make a payment when due of any amount owing hereunder in respect of the Intercompany Advances made by Holdco.

     6. Enforceability. This Intercompany Note has been duly authorized, executed and delivered by the Maker and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent the enforceability hereof may be limited by (i) the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law.

     7. Covenants. The Maker agrees that, from and after the date hereof and so long as any amounts remain outstanding and unpaid under this Intercompany Note, and for the benefit of Holdco and the Pledgee:

     (a) the Maker shall, and (where and to the extent contemplated by the terms of the Incorporated Agreement) shall cause each of its Subsidiaries to, comply with the affirmative covenants set forth in the following sections of the Incorporated Agreement:

     (i) 4.03 (“Corporate Existence”); provided that the reference in such section to “Article Five” shall be deemed to refer to clause (b)(x) below;

     (ii) 4.04 (“Payment of Taxes and Other Claims”);

     (iii) 4.05 (“Maintenance of Properties and Insurance”); provided that the references in such section to “Section 4.05” shall be deemed to refer to this clause (iii);

     (iv) 4.06(a) and (c)(i) (“Compliance Certificate; Notice of Default”); provided that the reference in such section to “Section 11.02” shall be deemed to refer to Section 10 hereof;

     (v) 4.07 (“Compliance with Laws”); and

     (vi) 4.14 (“Additional Subsidiary Guarantees”); provided that (A) the reference in such section to the “Trustee” shall be deemed to refer to Holdco and the Pledgee and (B) clause (1) of such section shall be deemed to have been amended and restated in its entirety to read as follows: “(1) execute and deliver to Holdco and the Pledgee a supplement to the Guaranty, substantially in the form of Exhibit A to the Guaranty, pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Maker’s obligations under this Intercompany Note; and”; and

     (b) the Maker shall not, nor shall it permit (where and to the extent contemplated by the terms of the Incorporated Agreement) any of its Subsidiaries to, violate any of the negative covenants set forth in the following sections of the Incorporated Agreement:

     (i) 4.09 (“Waiver of Stay, Extension or Usury Laws”);

     (ii) 4.10 (“Limitation on Restricted Payments”); provided that the references in such section to “Section 4.12” shall be deemed to refer to clause (iv) below;

     (iii) 4.11 (“Limitation on Transactions with Affiliates”); provided that the reference in such section to “Section 4.10” shall be deemed to refer to clause (ii) above;

     (iv) 4.12 (“Limitation on Incurrence of Additional Indebtedness”); provided that notwithstanding anything to the contrary in Section 4.12 of the Incorporated Agreement, the incurrence by the Maker of any Indebtedness evidenced hereby or by any Guarantor of any Indebtedness under the Guaranty in respect of the Indebtedness evidenced hereby shall not be deemed to result in a default by the Maker of its obligations under this clause (iv);

     (v) 4.13 (“Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”);

     (vi) 4.16 (“Limitation on Asset Sales”); provided that the references in such section to “Section 4.16” and “Section 5.01” shall be deemed to refer to this clause (vi) and clause (x) below, respectively;

     (vii) 4.17 (“Limitation on Preferred Stock of Non-Guarantor Subsidiaries”);

     (viii) 4.18 (“Limitation on Liens”); provided that the references in such section to “Section 4.12” and “Section 4.18” shall be deemed to refer, respectively, to clause (iv) above and this clause (viii), respectively;

     (ix) 4.19 (“Conduct of Business”); and

     (x) 5.01 (“Merger, Consolidation and Sale of Assets”); provided that (i) the references in such section to “Section 4.12” and “Section 5.01” shall be deemed to refer to clause (iv) above and this clause, respectively, and (ii) upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Maker in accordance with such Section 5.01 of the Incorporated Agreement (as incorporated by reference herein) in which the Maker is not the continuing corporation, the successor Person formed by such consolidation or into which the Maker is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Maker under this Intercompany Note with the same effect as if such surviving entity had been named as such, and the Maker shall be released from the obligations under this Intercompany Note except in the case of a lease of the Maker’s assets and except with respect to any obligations under this Intercompany Note that arise from, or relate to, such transaction.

     8. Events of Default.

     (a) Events of Default. An “Event of Default” shall occur if:

     (i) the Maker fails to pay interest on this Intercompany Note when the same becomes due and payable and the default continues for a period of 30 consecutive days;

     (ii) the Maker fails to pay the principal of, or premium, if any, on, this Intercompany Note, when such principal or premium, if any, becomes due and payable (whether at maturity, upon redemption or otherwise);

     (iii) the Maker defaults in the observance or performance of any of the covenants described in clauses (b)(vi) and (ix) of Section 7 and the default continues for a period of 60 days after the Maker receives written notice specifying the default (and demanding that such default be remedied) from the Holder;

     (iv) a default in the observance or performance of any other covenant or agreement contained in this Intercompany Note and the default continues for a period of 30 days after the Maker receives written notice specifying the default (and demanding that such default be remedied) from the Holder (except in the case of a default with respect to clause (b)(x) of Section

7, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

     (v) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Maker or any Restricted Subsidiary of the Maker, or the acceleration of the final maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Maker or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $10,000,000 or more at any time;

     (vi) one or more judgments in an aggregate amount in excess of $10,000,000 (which are not covered by insurance as to which the insurer has not disclaimed coverage) shall have been rendered against the Maker or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

     (vii) the Maker or any Significant Subsidiary (A) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (B) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (C) consents to the appointment of a Custodian of it or for substantially all of its property, (D) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it, (E) makes a general assignment for the benefit of its creditors, or (F) takes any corporate action to authorize or effect any of the foregoing;

     (viii) a court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Maker or any Significant Subsidiary in an involuntary case or proceeding under any Bankruptcy Law, which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Maker or any Significant Subsidiary, (B) appoint a Custodian of the Maker or any Significant Subsidiary or for substantially all of its property or (C) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

     (ix) the Guaranty of a Significant Subsidiary ceases to be in full force and effect or the Guaranty of a Significant Subsidiary is declared to be null and void and unenforceable or the Guaranty of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under the Guaranty (other than by reason of release of a Guarantor in accordance with the terms of this Intercompany Note);

provided, however, that if an Event of Default shall be deemed to have occurred under clause (iii), (iv), (v), (vi) or (ix) and the correlative “Event of Default” as defined in the Incorporated Agreement shall have been waived in accordance with the terms of the Incorporated Agreement, then such Event of Default shall be deemed not to have occurred at all and any acceleration effected under Section 8(b) below solely as a result of such Event of Default shall be deemed to have been rescinded automatically without further action or notice on the part of the Holder.

     (b) Acceleration.

     (i) If an Event of Default (other than an Event of Default specified in Section 8(a)(vii) or (viii) with respect to the Maker or any of its Significant Subsidiaries) occurs and is continuing and has not been waived by the Holder (provided that no such waiver shall be effective unless consented to by the Pledgee), then the Holder may declare the principal of and premium, if any, and accrued and unpaid interest on this Intercompany Note to be due and payable by notice in writing to the Maker specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable.

     (ii) If an Event of Default specified in Section 8(a)(vii) or (viii) with respect to the Maker or any of its Significant Subsidiaries occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on this Intercompany Note shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Holder.

     (c) Other Remedies. If an Event of Default occurs and is continuing, the Holder may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, principal on or interest on this Intercompany Note or to enforce the performance of any provision of this Intercompany Note. A delay or omission by the Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

     9. Amendments. No amendment, modification or waiver of, or consent with respect to, any provision of this Intercompany Note shall in any event be effective unless (a) the same shall be in writing and signed and delivered by the Maker and Holdco, and (b) consented to in writing by the Pledgee; provided, however, that the consent of the Pledgee shall not be required:

     (a) to cure any ambiguity, omission, defect or inconsistency (including any ambiguity, omission, defect or inconsistency arising as a result of the operation of the proviso to the definition of the term “Incorporated Agreement”);

     (b) to provide for the assumption of the obligations of the Maker under this Intercompany Note in the case of a merger or consolidation of the Maker or sale of all or substantially all of the Maker’s assets in accordance with the terms of Section 7(b)(x);

     (c) to make any change that would provide any additional rights or benefits to the Holder or, indirectly, to the holders of the Notes (as defined in the Indenture), or that does not adversely affect the legal rights of the Holder hereunder; and

     (d) to conform the text of the terms of this Intercompany Note to any provision of the prospectus dated November 19, 2004 that relates to the Initial Notes (as defined in and issued under the Indenture) to the extent that such provision in such prospectus was intended to be a verbatim recitation of a provision of this Intercompany Note.

When a Default or Event of Default is so waived, it is cured and ceases.

     10. Notices. Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

if to the Maker:

Coinmach Corporation
303 Sunnyside Boulevard, Suite 70
Plainview, New York 11803
Attn: Chief Executive Officer
Facsimile Number: (516) 349-9125

if to Holdco:

Coinmach Service Corp.
303 Sunnyside Boulevard, Suite 70
Plainview, New York 11803
Attn: Chief Executive Officer
Facsimile Number: (516) 349-9125

if to Pledgee:

The Bank of New York, as Collateral Agent
101 Barclay Street, Fl. 8W
New York, New York 10286
Attn: Corporate Trust Administration
Facsimile Number: 212-815-5707

Each of the foregoing Persons by written notice to each other such Person may designate additional or different addresses for notices to such Person. Any notice or communication shall be deemed to have been given or made as of the date so delivered if personally delivered; when answered back, if telexed; when receipt is acknowledged, if faxed; and five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee).

     11. Successors and Assigns. This Intercompany Note shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     12. Intercompany Note. This Intercompany Note is the intercompany note referred to in that certain Indenture dated as of November 24, 2004 (as the same may be amended, supplemented, amended and restated or otherwise modified from time to time, the “Indenture”), among Holdco, as issuer, Coinmach Laundry Corporation, a Delaware corporation, as guarantor, and The Bank of New York, as trustee and collateral agent (in such capacity, the “Pledgee”) and has been pledged by Holdco to Pledgee under the Security Agreement (as defined in the Indenture). Upon the occurrence and during the continuance of any Event of Default under and as defined in the Indenture, and following the giving of notice thereof by the Pledgee to the Maker and Holdco, (i) the Pledgee shall have all rights of the Holder of and under this Intercompany Note and (ii) the Maker shall make every payment due under this Intercompany Note, in same day funds, to such account as the Pledgee shall direct in such notice (it being understood and agreed that Holdco shall be the Holder of this Intercompany Note prior to the giving of any such notice).

     13. Waiver; Expense Reimbursement. The Maker hereby waives grace, demand, presentment for payment, protest, notice of any kind (including, but not limited to, notice of dishonor, notice of protest, notice or intention to accelerate or notice of acceleration) and diligence in collecting and bringing suit against any party hereto. In addition to, but not in limitation of, the foregoing, the Maker further agrees to pay all expenses, including reasonable attorneys’ fees and legal expenses, incurred by the Holder endeavoring to collect any amounts payable hereunder which are not paid when due, whether by acceleration or otherwise.

     14. Definitions.

     (a) Definitions. The following terms, as used herein (including as used in any provision of the Incorporated Agreement that has been incorporated by reference herein), have the following meanings:

     “Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of this Intercompany Note that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

     “Comparable Treasury Price” means, with respect to any prepayment date, (i) the average of the Reference Treasury Dealer Quotations for such prepayment date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Pledgee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     “Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     “Guarantor” means each Subsidiary of the Maker that is a party to the Guaranty.

     “Guaranty” means the Guaranty, dated as of November 24, 2004, made by the Subsidiaries of the Maker party thereto of the obligations of the Maker of its obligations under this Intercompany Note.

     “Incorporated Agreement” means the Indenture, dated as of January 25, 2002, between the Maker, as issuer, each Subsidiary of the Maker party thereto from time to time as a guarantor, and U.S. Bank, N.A., as trustee, as the same may be amended, supplemented, amended and restated or otherwise modified from time to time; provided that upon the redemption or refinancing in full of all of the outstanding principal amount of the notes issued under the Incorporated Agreement with the proceeds of extensions of credit under another agreement, the reference herein to the “Incorporated Agreement” shall refer to such refinancing agreement and the terms of this Intercompany Note that relate to definitions and sections contained in the refinanced Incorporated Agreement shall be interpreted to refer to the correlative definitions and sections of such refinancing agreement in a manner consistent with the terms hereof (it being understood and agreed that (a) if any covenant of the refinanced Incorporated Agreement that is incorporated by reference herein does not have a correlative covenant in such refinancing agreement, such covenant shall no longer be binding on the Maker or any of its Subsidiaries thereafter and (b) if such refinancing agreement contains a covenant that does not have a correlative covenant that is incorporated by reference herein, such covenant of such refinancing agreement will not be binding on the Maker or any of its Subsidiaries). Each reference herein to the Incorporated Agreement shall by such reference incorporate the provisions of the Incorporated Agreement to which such reference is made as though fully set forth herein, together with related definitions and ancillary provisions, except as the context may otherwise require:

     (i) references therein to “this Indenture”, the “Notes” and a “Note” shall, in each instance, be deemed to refer to and include this Intercompany Note;

     (ii) references therein to the “Trustee”, the “Holders” and a “Holder” shall, in each instance, be deemed to refer to the Holder;

     (iii) references therein to a “Default” and an “Event of Default” shall be deemed to refer to a Default and an Event of Default, respectively;

     (iv) references therein to a “Guarantor”, the “Guarantors”, a “Guarantee” and the “Guarantees” shall be deemed to refer to a Guarantor, the Guarantors, the Guaranty and the Guaranty, respectively; and

     (v) references therein to the “Company” shall be deemed to refer to the Maker.

     “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Pledgee after consultation with the Maker.

     “Reference Treasury Dealer” means one of five independent investment banking firms of national reputation, or their respective affiliates, selected by the Maker, which are primary U.S. Government securities dealers in The City of New York (a “Primary Treasury Dealer”).

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any prepayment date, the average, as determined by the Pledgee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third business day preceding such prepayment date.

     “Treasury Rate” means, with respect to any prepayment date, the rate per annum equal to the quarterly equivalent yield to maturity or interpolated, on a day count basis, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such prepayment date.

     (b) Incorporated Definitions. Unless the context otherwise requires, capitalized terms defined in the Incorporated Agreement and not otherwise defined herein shall have the meanings assigned thereto in the Incorporated Agreement.

     15. Governing Law. THIS INTERCOMPANY NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

     16. Captions. Captions used in this Intercompany Note are provided for convenience of reference only and shall not affect the meaning or interpretation of any provision of this Intercompany Note.

     17. Treatment as Indebtedness. The Maker and Holdco agree to treat all Intercompany Advances as, and this Intercompany Note as evidence of, Indebtedness of the Maker for all purposes, including for U.S. federal, state, local and non-U.S. tax purposes.

     IN WITNESS WHEREOF, the Maker has caused this Intercompany Note to be duly executed and delivered by its duly authorized officer.

COINMACH CORPORATION

By:	/s/ Robert M. Doyle

	Name:	Robert M. Doyle
	Title:	Chief Financial Officer, Senior Vice President, Secretary and Treasurer

Accepted and Agreed:
COINMACH SERVICE CORP.

By:	/s/ Robert M. Doyle

	Name:	Robert M. Doyle
	Title:	Chief Financial Officer, Senior Vice President,
Secretary and Treasurer

PAY TO THE ORDER OF THE BANK OF NEW YORK,
  AS COLLATERAL AGENT

COINMACH SERVICE CORP.

By:	/s/ Robert M. Doyle

	Name:	Robert M. Doyle
	Title:	Chief Financial Officer, Senior Vice President,
Secretary and Treasurer

Schedule A

PAYMENT GRID

		Amount of	Amount of	Outstanding
	Principal	Principal	Intercompany	Principal	Notation Made
Date	Amount	Payment	Advance	Balance	By